Mail Stop 4561
								October 28, 2005

Mr. Lee G. Irving
Executive Vice President and
Chief Accounting Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

Re:	KeyCorp
	Form 10-K for the fiscal year ended
	December 31, 2004
	Forms 10-Q for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  001-11302

Dear Mr. Irving:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Cover Page

1. In future 1934 Act filings please use the file number 1-11302.




Exhibit 13

Management`s Discussion & Analysis of Financial Condition &
Results
of Operations, page 10

2. We note your disclosure on page 10 that one of your long-term goals are to grow earnings per common share at an annual rate of 8%
to 10%. Please tell us and in future filings explain how shares repurchased in excess of shares issued, such as during 2003 and 2004, impacts your evaluation of your achievement this long-term goal.

Financial Statements

Note 1 - Summary of Significant Accounting Policies - Loans, page
56

3. We note your disclosure that direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual values, less unearned income. Please tell us and in future filings disclose how you estimate the residual values of leased assets.

Note 7 - Loans, page 67

4. In future filings please present loans held for sale on the face of the balance sheet. Refer to paragraph .13(4)(e) of SOP 01-6.

Note 17 - Income Taxes, page 80

5. We note your disclosure that although the ultimate resolution of
LILO transaction matters is unknown, you have provided tax reserves that management currently believes are adequate. Please tell us the amount of tax reserves accrued related to the LILO transactions and how you determined the amount accrued. Depending on the circumstances, disclosure of the accrued amount may be required. Refer to paragraphs 8 and 9 of SFAS 5.

6. Please tell us and in future filings disclose the nature and terms of your LILO transactions.



7. Please tell us and in future filings quantify your exposure to loss in excess of the amount accrued when there is at least a reasonable possibility that a loss or an additional loss may have been incurred related to your LILO tax deductions. Refer to paragraph 10 of SFAS 5.

8. We note your disclosure that you have other leveraged lease financing transactions currently being examined by the IRS and have been informed that the IRS intends to disallow all deductions related to such transactions. Please tell us the amount of tax reserves accrued related to the leveraged lease deductions and how you determined the amount accrued. Depending on the circumstances, disclosure of the accrued amount may be required. Refer to paragraphs 8 and 9 of SFAS 5.

9. Please tell us and in future filings quantify your exposure to loss in excess of the amount accrued when there is at least a reasonable possibility that a loss or an additional loss may have been incurred related to your other leveraged lease tax deductions.
Refer to paragraph 10 of SFAS 5.

10. Please tell us and in future filings disclose the nature of the deductions that the IRS is potentially disallowing related to your LILO and other leveraged lease transactions.


Form 10-Q for the quarterly period ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Consumer Banking, page 36

11. We note your disclosure that noninterest expense increased due to reserves established to absorb potential noncredit-related losses from your education lending business. Please tell us and in future filings disclose the nature of the potential noncredit-related losses, the amount of the accrual, how the amount of the accrual was determined, and the circumstances or events leading to the accrual.
Refer to paragraphs 9 and 10 of SFAS 5.




      Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.

							Sincerely,


							Joyce Sweeney
							Accounting Branch Chief
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Mr. Lee Irving
Executive Vice President and
Chief Accounting Officer
KeyCorp
October 28, 2005
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